Exhibit 3.1

Reverse Stock Split Certificate of Amendment

AMENDMENT TO CERTIFICATE OF INCORPORATION

CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION OF
TREASURE GLOBAL INC

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

Treasure Global Inc, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Treasure Global Inc resolutions were duly adopted setting forth a proposed amendments of the Certificate of Incorporation of said corporation (the “Certificate of Incorporation”), declaring said amendments to be advisable. The resolution setting forth the proposed amendment is as follows:

“RESOLVED, that the Certificate of Incorporation of this corporation be amended by adding the following to Article IV:

Reverse Stock Split. Effective as of 12:01 a.m. Eastern Time on February 27, 2024 (the “Effective Time”), each seventy shares of the Corporation’s Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the Corporation or the respective holders thereof, be combined and converted into one share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and shall be rounded up to a whole share. The Reverse Stock Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the Corporation or its transfer agent. Each certificate or book entry position that immediately prior to the Effective Time represented shares of Common Stock shall thereafter represent the number of shares of Common Stock into which the shares of Common Stock represented by such certificate or book entry position has been combined, subject to the elimination of fractional interests set forth above.”

SECOND: That thereafter, the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action approved of the proposed amendment by written consent pursuant to Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed on February 22, 2024.

By:	/s/ Chong Chan “Sam” Teo
Name:	Chong Chan “Sam” Teo
Title:	Chief Executive Officer